SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(D) of the Securities Exchange Act of 1934 for the fiscal year ended:  December 31, 2012

Transaction report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from                to

Commission File No. 1-258

A.                                    Full title of the plan and address of the plan if different from that of the issuer named below:

Continental Materials Corporation Employees Profit Sharing Retirement Plan

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Continental Materials Corporation

200 S. Wacker Drive, Suite 4000

Chicago, Illinois 60606

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING

RETIREMENT PLAN

FINANCIAL STATEMENTS

December 31, 2012 and 2011

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

Chicago, Illinois

FINANCIAL STATEMENTS

December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

the Continental Materials Corporation

Employees Profit Sharing Retirement Plan

We have audited the accompanying statement(s) of net assets available for benefits of Continental Materials Corporation Employees Profit Sharing Retirement Plan (“the Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Continental Materials Corporation Employees Profit Sharing Retirement Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole.  The supplemental schedule of assets (held at end of year), referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan’s management.  The information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Sikich LLP

Naperville, Illinois
June 19, 2013

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Continental Materials Corporation

Employees Profit Sharing Retirement Plan

Chicago, Illinois

We have audited the accompanying statement of net assets available for benefits of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (“the Plan”) as of December 31, 2011. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 25, 2012

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011

ASSETS
Investments at fair value (Notes 2, 3, 4, and 5)	$30,280,623	$28,093,395

Receivables:
Employer contributions	652,415	449,931
Employee contributions	23,227	20,499
Notes receivable from participants	1,912,483	2,105,518
Total receivables	2,588,125	2,575,948

NET ASSETS AVAILABLE FOR BENEFITS	$32,868,748	$30,669,343

See accompanying notes to financial statements.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2012

Additions to net assets attributed to:
Interest and dividend income	$896,076
Net appreciation in fair value of investments	2,397,171
Contributions:
Employer	643,964
Employee	1,165,926
Total contributions	1,809,890

Total additions	5,103,137

Deductions from net assets attributed to:
Benefits paid to participants	2,855,445
Administrative expenses, net	11,219
Total deductions	2,866,664

Increase before transfers	2,236,473

Plan transfer (Note 1)	(37,068)

Net increase	2,199,405

Net assets available for benefits - beginning of year	30,669,343

Net assets available for benefits - end of year	$32,868,748

See accompanying notes to financial statements.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan established to provide retirement benefits to eligible employees.  Under the Plan, all nonunion employees of Continental Materials Corporation (“CMC”, the “Company”) and its subsidiaries (collectively the “Employer”) who have met the eligibility requirements may elect to participate in the Plan.  New York Life Trust Company (“NYLTC”) serves as the Trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation and Contributions:  Eligible employees are automatically enrolled in the Plan at a contribution rate of 3% on the first day of the first month coincident with or following completion of one month of service, with the Employer. Employees have the options of waiving participation and choosing other participation levels.

A participating employee may make pretax contributions to the Plan based upon a percentage of compensation.  The pretax contributions cannot be less than 1% or greater than 50% or greater than 15% for those designated as highly compensated.  Annual Employer contributions at the discretion of the Board of Directors are made on behalf of participants who have made contributions to the Plan, are employed at the end of the year and have one year of service.  Such Employer contributions are allocated to participants based upon the eligible wages of the participant rather than contributions to the Plan.

Participant Accounts:  Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s and Employer’s contributions.  Investment income, including net realized and unrealized appreciation and depreciation in the fair value of investments for each fund net of administrative expenses, is allocated to all fund participants based on their respective total fund balances.

Vesting:  Participant contributions plus the earnings thereon are fully vested.  Vesting in the Employer contributions and the earnings thereon is determined on a graded schedule based on years of service.  A participant is 100% vested after six years of service.  If a participant attains age 60, becomes permanently and totally disabled, or dies, the full value of the participant’s Employer contribution account becomes immediately vested.

Notes Receivable from Participants:  A participant may borrow an amount not to exceed $50,000 or 50% of the vested portion of his or her account, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at 1% above the prime rate in effect at the time of application.  The period for repayment cannot exceed five years, unless the loan is used for the purchase of a home, in which case cannot exceed 15 years.  The interest paid is transferred to the investment fund(s) from which the loan principal originated.  A participant may have no more than two loans outstanding at one time.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Allocation of Forfeitures:  Forfeitures of terminated participants are used first to pay administration fees and then used to reduce the annual Employer contribution. If a terminated participant returns to employment within five years, the amount previously forfeited may be reinstated. As of December 31, 2012 and 2011, the forfeiture account totaled $4,355 and $19,605, respectively. In 2012, $34,597 of forfeited employer matching contributions was applied to offset employer contributions receivable.

Administrative Expenses:  Investment management, custodial, and recordkeeping expenses of the Plan are paid from the assets of the Plan. Legal and audit expenses and the Plan administrator’s salary are absorbed by the Employer.  Loan fees and managed account fees are paid out of the accounts of the individuals receiving loans or investing in managed accounts.

Plan Transfers:  Participant account balances are transferred between the Plan and the Williams Furnace Co. Employees Profit Sharing Retirement Plan when an applicable change in their employment position occurs.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:  The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan income and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition:  The Plan values investments at fair value (Note 4).  Investment transactions are reflected on a trade-date basis.  Net earnings on investments are allocated to participants on a daily basis.

Appreciation/Depreciation in Fair Value of Investments:  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.  Realized gains or losses on sales of securities are based on average cost.

Payment of Benefits: Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements:  In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which requires additional disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy. See Note 4 for further description of the fair value hierarchy. The additional disclosures include quantitative information about the significant unobservable inputs used in Level 3 fair value measurements and the valuation processes used by the Plan.

NOTE 3 - INVESTMENT PROGRAM

Participants may choose to direct the investment of their contributions, the Employer contributions, and their account balance to various investment options, including mutual funds, a stable value fund, and a CMC stock fund (which invests in Continental Materials Corporation stock).  Participants may change their investment elections at any time.

NOTE 4 - INVESTMENTS AND FAIR VALUE MEASUREMENT

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements), considers quoted prices for similar assets and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Continental Materials Corporation has various processes and controls in place to ensure that fair value is properly reflected in the financial statements.

The Retirement Plan Committee, or its designee, reviews the fair value pricing methodology employed by New York Life Trust Company for the Plan’s stable value contracts to ensure a reasonable measure of valuation has been utilized.  The valuation approach is reviewed on an ongoing basis to ensure market values reported represent a reasonable value. The Plan Administrator is responsible for the review of fair value of Plan assets, and regularly reports such amounts to the Committee.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 4 - INVESTMENTS AND FAIR VALUE MEASUREMENT (Continued)

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and common stock are stated at the quoted market price on the last business day of the year as reflected on national securities exchanges (Level 1 inputs).

The NYL Stable Value Fund is a guaranteed interest account and a fully benefit-responsive, general account group annuity contract.  It seeks to provide competitive yield and limited volatility with a guarantee of principal, accumulated interest and annuity purchase rates.  This account is backed by the general account of New York Life Insurance Company (NYLIC).  Contributions made are invested in a broadly diversified fixed income portfolio within the general account.  The fair values have been determined to approximate contract values (Level 3 inputs), as the terms of the contract prohibit transfer or assignment of rights under the contract and provide for all distributions prior to contract termination at contract value, frequent resetting of contractual interest rates based upon market conditions, no liquidity restrictions and no defined maturities.  In addition, management has determined that no adjustment from contract values is required for credit quality considerations.

	Fair Value Measurements at December 31, 2012
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common stocks	$1,027,455	$—	$—	$1,027,455
Stable Value Fund	—	—	7,665,972	7,665,972
Mutual funds
Money market	164,022	—	—	164,022
Fixed income	5,199,427	—	—	5,199,427
Domestic equity	13,088,657	—	—	13,088,657
International equity	3,135,090	—	—	3,135,090

TOTAL	$22,614,651	$—	$7,665,972	$30,280,623

	Fair Value Measurements at December 31, 2011
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common stocks	$806,068	$—	$—	$806,068
Stable Value Fund	—	—	8,059,944	8,059,944
Mutual funds
Money market	21,141	—	—	21,141
Fixed income	4,819,798	—	—	4,819,798
Domestic equity	11,611,067	—	—	11,611,067
International equity	2,775,377	—	—	2,775,377

TOTAL	$20,033,451	$—	$8,059,944	$28,093,395

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 4 - INVESTMENTS AND FAIR VALUE MEASUREMENT (Continued)

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2012, including the reporting classifications for the applicable gains and losses included in the 2012 statement of changes in net assets available for benefits.

Fair Value Measurements Using significant Unobservable Inputs (Level 3)
Stable Value Fund

Balance, January 1, 2012	$8,059,944
Total gains or losses included in change in net assets available for benefits
Interest income	173,046
Purchases	1,839,873
Sales	(2,406,891)

Balance, December 31, 2012	$7,665,972

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values (Weighted Average)

Stable Value Fund*	$7,665,972	Discounted Cash Flows	Risk-Adjusted Discount Rate	1.4% - 2.1%

		Discounted Cash Flows	Investment Term	3.75 - 7.5 years

		Option Cost	Option Price	$0.0182 - $0.0546

		Theoretical Transfer (Exit Value)	Crediting Rate	1.979% - 2.721%

*Stable Value Funds: The significant unobservable inputs used in the fair value measurement of the Plan’s interest in the New York Life Insurance Company Stable Value Fund are derived from risk-adjusted discount rates, investment terms, option prices, and crediting rates. Significant increases (decreases) in any of these inputs in isolation may result in significantly higher (lower) fair value measurements, respectively.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 4 - INVESTMENTS AND FAIR VALUE MEASUREMENT (Continued)

The fair value of investments held at December 31, 2012 and 2011, which represent 5% or more of total net assets available for benefits, are as follows:

	2012	2011

New York Life Insurance Co. Stable Value Fund	$7,665,972	$8,059,944
PIMCO Total Return Fund	5,199,427	4,819,798
MainStay S&P 500 Index Fund	3,515,468	2,936,594
Janus Twenty Fund	1,776,105	*
Templeton Foreign Fund	1,854,369	1,698,542
MainStay MAP Fund I	1,877,934	1,685,615
Ivy Mid Cap Growth Fund	2,675,062	2,553,664

* Does not meet 5% threshold.

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,397,171 as follows:

Mutual funds	$2,200,509
Company stock	196,662

TOTAL	$2,397,171

NOTE 5 - STABLE VALUE FUND

In December 2010, the Plan entered into a fully benefit-responsive investment contract with NYLIC.  NYLIC maintains the contributions in its general account.  The Plan’s contract investment balance is credited with earnings based upon contractually determined interest rates, dividends (if any), and charged for plan withdrawals and administrative expenses.  NYLIC establishes an effective interest rate semiannually.  In no event will such effective annual interest rate minus the deductions for expenses, be less than the minimum interest rate as defined by the contract.  Management has determined that the estimated fair value of the Plan’s investment in this fully benefit-responsive investment contract as of December 31, 2012 and 2011 approximated contract value.  Accordingly, the 2012 and 2011 statements of net assets available for benefits reflect no adjustment for the difference between net assets with all investments at fair value and net assets available for benefits.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the issuer or otherwise.

The Plan’s guaranteed interest contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value.  These conditions are defined in Section 1.5 (Payments to the contract holders) and Section 1.6 (Transfer to Other Funding Media) of the contract and includes events initiated by the Plan Sponsor including, but not limited to, total or partial plan termination, mergers, spinoffs, layoffs, early retirement incentive programs, sales or closing of all or part of the Plan Sponsor’s operations, or bankruptcy.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 5 - STABLE VALUE FUND (Continued)

The contract specifies the circumstances under which the issuer may terminate the contract with a written notice to the contract holder 30 days prior to the intended termination date.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the contract is based on an agreed-upon formula with the Issuer, as defined in the contract agreements, but cannot be less than 1%.  The interest rate is reviewed on a semiannual basis for resetting.  The key factors that influence future interest crediting rate could include the following: the level of market interest rate; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract.  The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the statement of net assets available for benefits as “adjustment from fair value to contract value for fully benefit-responsive investment contract.”  The average yields for 2012 and 2011 were as follows:

	2012	2011
Average yields:

Based on annualized earnings (1)	2.37%	2.45%
Based on interest rate credited to participants (2)	2.37%	2.52%

(1)         Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contract investment on the same date.

(2)         Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investment on the same date.

NOTE 6 - TERMINATION OF THE PLAN

While the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA.  In the event such termination occurs, the participants would become fully vested in their accounts and the distribution of the Plan’s assets to participants or their beneficiaries would be made by the Trustee of the Plan.

NOTE 7- FEDERAL INCOME TAXES

The Plan obtained its latest determination letter dated July 26, 2010, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable regulations of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter; however, the Employer and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 7- FEDERAL INCOME TAXES (Continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to tax authority examinations for years prior to 2009.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options. These investments are exposed to various risks, such as market, liquidity, and credit risks.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Continental Materials Corporation pays certain professional fees for the administration and audit of the Plan.

Certain Plan investments are shares of mutual funds and a stable value fund managed by New York Life Investment Management (“NYLIM”) or NYLIC.  As NYLIC is the trustee of the Plan and NYLIM and NYLIC are affiliated, these transactions qualify as party-in-interest transactions.  As of December 31, 2012 and 2011, the Plan held 68,497 and 67,397 shares of common stock of Continental Materials Corporation valued at $1,027,455 and $806,068, respectively.  As Continental Materials Corporation is the Plan Sponsor, this investment constitutes a party-in-interest investment.  In addition, notes receivable from participants also reflect party-in-interest transactions.  Administrative fees paid to an affiliate of the Trustee totaled $11,219 for the year ended December 31, 2012.

NOTE 10 - RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

The net assets available for benefits per the financial statements are higher than the Form 5500 at December 31, 2012 and 2011 by $821,298 and $474,246, respectively.  The difference at December 31, 2012 and 2011 relates mainly to contributions receivable and deemed distributions of participant loans.  The net increase before transfers in net assets available per the financial statements is more than the net income per the Form 5500 for the year ended December 31, 2012 by $347,086, which relates mainly to the increase in contributions receivable and deemed distributions of participant loans from 2012 to 2011.

SUPPLEMENTAL SCHEDULE

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2012

Plan Sponsor:	Continental Materials Corporation
Employer Identification Number:	36-2274391
Plan Number:	002

		(c)
	(b)	Description of Investment
	Identity of	Including Maturity Date,		(e)
	Issuer, Borrower,	Rate of Interest, Collateral	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Date	Cost	Value

*	New York Life Insurance Co.	Stable Value Option	#	$7,665,972

		Mutual Funds
*	New York Life Investment Mgmt	MainStay S&P 500 Index Fund	#	3,515,468
		MainStay ICAP Equity Fund I	#	1,438,014
		MainStay Map Fund I	#	1,877,934
	PIMCO	Money Market Fund	#	164,022
		Total Return Fund	#	5,199,427
	Ivy	Mid-Cap Growth Fund	#	2,675,062
	Janus	Twenty Fund	#	1,776,105
	Lazard	Emerging Markets Fund	#	1,280,721
	Templeton	Foreign Fund	#	1,854,369
	Wells Fargo	Small Cap Value Fund	#	1,082,314
	JP Morgan	SmartRetirement Income Select	#	87,733
		SmartRetirement 2015 Select	#	191,132
		SmartRetirement 2020 Select	#	54,720
		SmartRetirement 2025 Select	#	37,677
		SmartRetirement 2030 Select	#	155,166
		SmartRetirement 2035 Select	#	77,717
		SmartRetirement 2040 Select	#	28,131
		SmartRetirement 2045 Select	#	40,105
		SmartRetirement 2050 Select	#	51,379

		Other Investments
*	Continental Materials Corp	Common Stock	#	1,027,455

*	Plan participants	Notes receivable, interest rates at
		4.25% to 9.25% with ranging
		maturities until June 2025	#	1,766,827

				$32,047,450

*                Indicates a permitted party-in-interest

#                Cost information is not required for participant-directed investments and, therefore, has not been included in this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

CONTINENTAL MATERIALS CORPORATION

Date:	June 19, 2013	/s/ Joseph J. Sum
	By:	Joseph J. Sum
	Title:	Vice President and Chief Financial Officer